EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701F (604) 682 3600 www.avino.com

NEWS RELEASE

September 9, 2025

AVINO ACHIEVES TSX30 2025 INCLUSION;

RECOGNIZED FOR OUTSTANDING PERFORMANCE

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6) a long-standing silver producer in Mexico, is proud to announce that Avino has been included in the Toronto Stock Exchange's 2025 TSX30™. Avino has distinguished itself by reaching the 5th position on the TSX30 2025 ranking, which is a flagship program recognizing the 30 top-performing TSX stocks on a dividend-adjusted share price appreciation over a three-year period.

“I am extremely pleased that Avino has been recognised by the TSX in 2025,” said David Wolfin, Avino’s President and CEO. “For the three years ended June 30, 2025, Avino’s share price performance has increased 610% and market capitalization has increased 778%. These achievements reflect the decisive steps we took to prioritize Avino’s transformational growth and our plans to go from one to three producing assets by 2029. These results are a testament to the commitment, determination and hard work of all Avino’s employees. Our focus has been on advancing our operations in Mexico and strengthening our silver, gold, and copper profile as we progress toward becoming a leading intermediate producer. We remain focused on our growth objectives and committed to delivering long-term value for our shareholders and stakeholders.”

“The 2025 TSX30™ captures the evolution of our capital markets, where companies are scaling to compete globally for market share and capital. These top performers represent diverse sectors unified by strategic positioning and proven execution,” said Loui Anastasopoulos, CEO, Toronto Stock Exchange. “Together, this list highlights how companies are capitalizing on prevailing economic trends, with investors prioritizing sustainable value creation from companies with proven business models and strong cash flow generation, whether in transformative technologies or our world-class resource and industrial sectors.”

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023 and can be viewed within Avino’s latest technical report dated February 5, 2024 for the Pre-feasibility Study and references to to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.